Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
	(millions)
Income from continuing operations	$199.9	$174.2	$211.9	$151.9	$119.7
Add
Equity investment loss	0.4	0.1	1.0	0.4	1.3
Income subtotal	200.3	174.3	212.9	152.3	121.0

Add
Income tax expense	104.6	84.8	99.0	29.5	63.8
Kansas City earnings tax	0.1	—	0.1	0.4	0.3
Total taxes on income	104.7	84.8	99.1	29.9	64.1

Interest on value of leased property	5.8	5.9	6.2	6.5	3.6
Interest on long-term debt	213.2	223.2	218.9	203.6	126.2
Interest on short-term debt	9.0	11.8	9.7	10.3	18.2
Other interest expense and amortization	4.6	11.6	9.7	4.7	(1.4)

Total fixed charges	232.6	252.5	244.5	225.1	146.6

Earnings before taxes on
income and fixed charges	$537.6	$511.6	$556.5	$407.3	$331.7

Ratio of earnings to fixed charges	2.31	2.03	2.28	1.81	2.26